UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 19, 2023

Everest Consolidator Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41100	86-2485792
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4041 MacArthur Blvd Newport Beach, California		92660
(Address of Principal Executive Offices)		(Zip Code)

(949) 610-0835

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Warrant	MNTN.U	New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	MNTN	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	MNTN WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On May 19, 2023, Everest Consolidator Acquisition Corporation (“SPAC” or the “Company”) entered into a business combination agreement with Unifund Financial Technologies, Inc., a Delaware corporation (“New PubCo”), Unifund Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of New PubCo (“Merger Sub”), Unifund Holdings, LLC, a Delaware limited liability company (“Holdings”), Credit Card Receivables Fund Incorporated, an Ohio corporation (“CCRF”), USV, LLC, an Ohio limited liability company (“USV” and together with Holdings and CCRF, the “Target Companies”), and, solely for limited purposes set forth therein, Everest Consolidator Sponsor, LLC, a Delaware limited liability company (“Sponsor”) (the “Business Combination Agreement”). Each of New PubCo and Merger Sub is a newly formed entity that was formed for the sole purpose of entering into and consummating the Business Combination (as defined below). The Business Combination Agreement has been approved by the boards of directors or board of managers, as applicable, of each of SPAC, the Target Companies and New PubCo.

The Target Company group specializes in the acquisition and servicing of consumer debt receivables and offers consumer data analytics and tailored recovery solutions for major banks, financial institutions and other creditors across the United States. Total revenues for the Target Companies, on a combined consolidated basis for the years ended December 31, 2022 and 2021, were $52.2 million and $52.8 million, respectively.

The Business Combination Agreement

The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, and other terms relating to the transactions contemplated by the Business Combination Agreement, are summarized below.

Structure of Business Combination

Pursuant to the terms and subject to the conditions of the Business Combination Agreement, (i) prior to the Merger and the Contributions and Exchanges (as each is defined below), David G. Rosenberg (“Rosenberg”) and ZB Limited Partnership, a Delaware limited partnership (“ZB Limited”), shall cause a reorganization of Holdings, USV and certain other members of the Target Company group to be consummated as specified in the Business Combination Agreement (the “Reorganization”), (ii) on the Closing Date (as defined below), Merger Sub will be merged with and into SPAC (the “Merger”), with SPAC continuing as the surviving corporation of the Merger (the “Surviving Corporation”) and a direct, wholly-owned subsidiary of New PubCo, and (iii) on the Closing Date, pursuant to the Contribution and Exchange Agreement (as defined below), (a) Rosenberg will contribute 100% of the outstanding common stock of CCRF and 100% of the outstanding common stock of Unifund Corporation, an Ohio corporation (“Unifund Corp”), beneficially owned by Rosenberg prior to the Contributions and Exchanges (as defined below), in each case, to New PubCo in exchange for newly issued shares of common stock of New PubCo, par value $0.0001 per share (“New PubCo Common Stock”), (b) Rosenberg, not individually but solely as trustee of the TER Trust (“TER Trust” and, together with Rosenberg and ZB Limited, the “Target Company Equityholders”), will contribute 100% of the equity interests in Payce, LLC, an Ohio limited liability company (“Payce”), beneficially owned by TER Trust prior to the Contributions and Exchanges to New PubCo in exchange for newly issued shares of New PubCo Common Stock, (c) ZB Limited will contribute all of its equity interests in each of Holdings, USV, Distressed Asset Portfolio I, LLC, an Ohio limited liability company (“DAP I”), and Distressed Asset Portfolio IV, LLC, an Ohio limited liability company (“DAP IV”), in each case, beneficially owned by ZB Limited prior to the Contributions and Exchanges to New PubCo in exchange for newly issued shares of New PubCo Common Stock and (d) immediately thereafter, New PubCo will contribute the equity interests in each of Holdings and USV to CCRF, and, as a result of the foregoing, New PubCo will directly own (x) 100% of the outstanding common stock of CCRF and 100% of the outstanding common stock of Unifund Corp beneficially owned by Rosenberg prior to the Contributions and Exchanges, (y) 100% of the equity interests of Payce held by TER Trust prior to the Contributions and Exchanges and (z) 100% of the outstanding equity interests in DAP I and DAP IV beneficially held by ZB Limited prior to the Contributions and Exchanges (constituting 25% of the outstanding equity interests of each of DAP I and DAP IV), and CCRF will own 100% of the outstanding equity interests of each of Holdings and USV (collectively, the “Contributions and Exchanges” and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the closing of the Business Combination, including the New PubCo Registration Rights and Lock-up Agreement, the Sponsor Support Agreement and the Holder Support Agreement.

Consideration

The consideration to be paid to the Target Company Equityholders, SPAC stockholders and New PubCo in connection with the Business Combination will include stock consideration and is based on an enterprise value of $238 million of the Target Companies and their respective subsidiaries.

Pursuant to the Business Combination Agreement, at the effective time of the Merger (the “Merger Effective Time”), by virtue of the Merger and without any action on the part of the Target Companies, New PubCo, SPAC or any SPAC stockholder, (i) each SPAC unit issued and outstanding immediately prior to the Merger Effective Time will be separated automatically and the holder thereof will be deemed to hold one (1) share of SPAC Class A common stock and one-half of one (1/2) SPAC warrant, (ii) each share of SPAC common stock held in treasury of SPAC immediately prior to the Merger Effective Time will be automatically canceled and no New PubCo Common Stock or other consideration will be delivered or deliverable in exchange therefor, (iii) each share of SPAC common stock issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to the immediately preceding clause (ii)) shall be converted into the right to receive one share of New PubCo Common Stock, with a value ascribed to each share of New PubCo Common Stock of $10.00, (iv) each share of Merger Sub common stock that is outstanding immediately prior to the Merger Effective Time shall automatically convert into one (1) share of common stock, par value $0.0001 per share, of SPAC in its capacity as the Surviving Corporation, (v) New PubCo shall issue a number of shares of New PubCo Common Stock to which such SPAC stockholder is entitled in respect of its shares of SPAC common stock and (vi) each SPAC warrant outstanding and unexercised immediately prior to the Merger Effective Time, whether or not vested, will cease to represent a right to acquire SPAC common stock and will convert into a warrant to purchase the same number of shares of New PubCo Common Stock.

At the effective time of the Contributions and Exchanges, by virtue of the Contributions and Exchanges and in accordance with the Contribution and Exchange Agreement, (i) Rosenberg will be issued 7,500,000 shares of New PubCo Common Stock, (ii) ZB Limited will be issued 2,250,000 shares of New PubCo Common Stock and (iii) the TER Trust will be issued 250,000 shares of New PubCo Common Stock.

Representations and Warranties

The parties to the Business Combination Agreement have made customary representations and warranties (which representations and warranties are being made as of the date of the Business Combination Agreement and as of the Closing Date).

Under the Business Combination Agreement, each of the Target Companies made customary representations and warranties to SPAC regarding the Target Companies’ business relating to, among other things: organization and qualification; authorization; consents and approvals; capitalization; insurance; financial statements; absence of undisclosed liabilities; litigation and proceedings; compliance with applicable laws; material contracts; material customers and suppliers; employee benefits; labor relations and employees; tax matters; brokers’ fees; licenses and permits; title to and sufficiency of assets; real property; intellectual property; privacy and cybersecurity; environmental matters; absence of changes; anti-corruption, anti-money laundering, sanctions and international trade compliance; no regulatory impediments and information supplied.

Under the Business Combination Agreement, SPAC made customary representations and warranties to the Target Companies relating to, among other things: organization and qualification; authorization; consents and approvals; subsidiaries; litigation and proceedings; SEC filings; internal controls; listing requirements; financial statements; governmental authorities; the Trust Account; Investment Company Act and JOBS Act; absence of changes; absence of undisclosed liabilities; capitalization; brokers’ fees; tax matters; business activities; NYSE or Nasdaq listing, as applicable; securities registration matters; outside reliance; affiliate transactions; and employee matters.

Under the Business Combination Agreement, New PubCo and Merger Sub made customary representations and warranties to the Target Companies relating to, among other things: organization and qualification; governing documents; capitalization; authority relative to the Business Combination Agreement; consents and approvals; compliance with laws; board approval and required votes; no prior operations of New PubCo or Merger Sub and post-Closing operations; no indebtedness; brokers’ fees; information supplied; and tax matters.

None of the representation and warranties in the Business Combination Agreement will survive Closing, except in the case of claims against a person in respect of such person’s actual fraud.

Covenants

The parties to the Business Combination Agreement have made customary covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of SPAC, New PubCo and Merger Sub, and the Target Companies and their respective subsidiaries prior to the closing (the “Closing”) of the Business Combination.

In addition, prior to the Closing Date or termination of the Business Combination Agreement in accordance with its terms, none of the Target Companies nor their respective subsidiaries shall, and the Target Companies will use their reasonable best efforts to cause their respective representatives not to, directly or indirectly, among other things, initiate, solicit or engage in any negotiations with any person with respect to, or provide any non-public information or data concerning the Target Companies or any of their respective subsidiaries to, or enter into any agreement with, any person relating to any purchase of the Target Companies’ business, the Target Companies or any of their respective subsidiaries. However, notwithstanding the foregoing, if at any time prior to (but not after) SPAC obtaining the requisite stockholder approvals for the Business Combination, (i) the Target Companies receive a bona fide written Competing Proposal (as defined in the Business Combination Agreement) that has not resulted from a material breach of the foregoing obligations and (ii) the Target Company Equityholders determine in good faith, after consultation with their outside counsel, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Business Combination Agreement), then the Target Companies may furnish information with respect to the Target Companies to the person making such Competing Proposal and participate in discussions or negotiations with such person, subject to certain further limitations and notice obligations set forth in the Business Combination Agreement.

The terms of the Business Combination Agreement provides that New PubCo (or to the extent applicable, Sponsor) will reimburse ZB Limited (the “Reimbursement Obligations”) for certain tax liabilities incurred by the members of ZB Limited in connection with the transactions contemplated by the Business Combination Agreement on or before January 31, 2024 and January 31, 2025, as applicable.  Pursuant to the terms of the Business Combination Agreement, New PubCo will use its commercially reasonable efforts to ensure that at least $4,200,000 of cash will remain in one or more bank accounts of New PubCo or under New PubCo’s control to make such payments to ZB Limited.  In the event that the board of directors of New PubCo determines in good faith that the payment of the full amount of the Reimbursement Obligations, as applicable, would adversely affect New PubCo’s ability to: (i) pay its obligations when due, (ii) conduct its business in accordance with its business plan or (iii) comply with the covenants included in the Target Companies’ senior credit facility and other material contracts and indebtedness, Sponsor has agreed to transfer such shortfall amount, as applicable, to ZB Limited, in cash or in shares of New PubCo Common Stock (as determined in Sponsor’s sole discretion), with each such share valued at $10.00 per share.

None of the covenants and agreements in the Business Combination Agreement will survive Closing, except for those covenants and agreements that, by their terms, contemplate performance after Closing.

Governance of New PubCo

SPAC and New PubCo have agreed to take all necessary actions consistent with applicable laws to cause the board of directors of New PubCo as of immediately following the Closing to consist of five directors, consisting of David G. Rosenberg, W. Brian Maillian, Adam Dooley, one director designated by SPAC and one director reasonably agreed to by the Target Companies and SPAC, who is (i) independent and (ii) qualified to serve on the Audit Committee of New PubCo, in each case, as determined under applicable federal securities laws and the rules promulgated thereunder and stock exchange listing standards. Any subsequent New PubCo Board will be composed in accordance with and subject to the terms and conditions of the proposed organizational documents of New PubCo.

Conditions to Closing

The Closing is subject to certain customary conditions, including, among other things: (i) approval by SPAC’s stockholders of the Business Combination Agreement, the Business Combination and certain other actions related thereto; (ii) approval by the Target Company Equityholders of the Business Combination Agreement, the Business Combination and certain other actions related thereto; (iii) the receipt of all necessary pre-closing authorizations, consents, clearances, waivers and approvals of certain Governmental Authorities, (iv) the Reorganization shall have been consummated in all material respects in accordance with the Business Combination Agreement, (v) SPAC having at least $40,000,000 in Available Cash (defined as an amount equal to (all capitalized terms used in this definition as defined in the Business Combination Agreement): (a) the amount of cash available to be released from the Trust Account as of immediately prior to, or concurrently with, the Closing (net of the SPAC Share Redemption Amount), plus (b) the sum of all cash and cash equivalents of SPAC on hand held outside of the Trust Account immediately prior to the Closing, plus (c) the sum of all cash net proceeds received by SPAC, New PubCo and/or the Target Companies from any Pre-Closing Financing prior to, or upon the Closing; minus (d) the aggregate amount required to repay any outstanding Working Capital Loans; minus (e) the aggregate amount of all Outstanding Target Company Transaction Expenses; minus (f) the aggregate amount of all Outstanding SPAC Transaction Expenses); and (vi) the New PubCo Common Stock to be issued in connection with the Business Combination having been approved for listing on the Listing Exchange (as defined in the Business Combination Agreement) subject only to official notice of issuance thereof.

The Closing will occur no later than three Business Days following the satisfaction or waiver of all of the closing conditions, or at such other time date and place as SPAC and the Target Companies may mutually agree in writing (such date, the “Closing Date”), provided that the Merger will not occur prior to the consummation of the Reorganization.

Termination

The Business Combination Agreement may be terminated by SPAC or the Target Companies at any time prior to the consummation of the Business Combination under certain circumstances, including, among others, (i) by written consent of SPAC and the Target Companies, (ii) by SPAC or the Target Companies if SPAC has not obtained the required approval of its stockholders, (iii) by SPAC if the Target Companies have not obtained the required approval of the applicable Target Company Equityholders by a certain specified approval deadline, (iv) by the Target Companies if the termination date of SPAC as set forth in SPAC’s governing documents shall not have been extended by Sponsor in accordance with such governing documents prior to May 28, 2023, August 28, 2023 or any other applicable extension prior to December 31, 2023, and (v) prior to the receipt by SPAC of the requisite approval of its stockholders, by the Target Companies at any time in their sole and absolute discretion.

If the Business Combination Agreement is validly terminated, none of the parties thereto will have any liability or any further obligation under the Business Combination Agreement, other than for actual fraud or any willful or material breach of the Business Combination Agreement occurring prior to the termination and other than certain exception and except for certain other exceptions contemplated by the Business Combination Agreement (including the terms of the Confidentiality Agreement (as defined in the Business Combination Agreement)) that will survive termination of the Business Combination Agreement. Notwithstanding the foregoing, if the Business Combination Agreement is terminated by the Target Companies pursuant to the applicable terms set forth in the Business Combination Agreement and any member of the Target Company group consummates an acquisition transaction within twelve months of such termination, then the Target Companies must pay Sponsor an amount equal to the greater of (i) $4,000,000 and (ii) four percent of the aggregate fair market value of the consideration paid to the Target Company Equityholders upon the consummation of the acquisition transaction giving rise to such termination fee; provided that such fee will be capped at the lower of $12,000,000 and all actual documented and out-of-pocket expenses incurred by SPAC in connection with the transactions contemplated by the Business Combination Agreement.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which will be filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a subsequent amendment to this Current Report on Form 8-K, or to a subsequent Quarterly Report on Form 10-Q and/or Annual Report on Form 10-K. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement, the Closing Date and other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been described and will be attached to a subsequent amendment to this Current Report or to a subsequent current or periodic report filed with the SEC to provide investors with information regarding its terms, but is not intended to provide any other factual information about SPAC, the Target Companies or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were and will be solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Registration Statement / Proxy Statement

As promptly as practicable after the execution and delivery of the Business Combination Agreement, SPAC, New PubCo and the Target Companies will jointly prepare and New PubCo will file (or confidentially submit) a registration statement on Form S-4, including a preliminary Proxy Statement, with the SEC (such registration statement, as amended or supplemented, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended, of the securities to be issued in connection with the Business Combination. As promptly as practicable after the effectiveness of the Registration Statement, SPAC will prepare and file with the SEC a proxy statement (the “Proxy Statement” and together with the Registration Statement, the “Registration Statement / Proxy Statement”) to be sent to SPAC stockholders in advance of the Special Meeting for the purposes of (i) providing SPAC stockholders with a notice of the opportunity to redeem their shares of SPAC Class A common stock, and (ii) soliciting proxies from holders of SPAC Class A common stock to vote at the Special Meeting to (a) approve and adopt the Business Combination Agreement and the Business Combination; (b) approve and adopt the Merger, pursuant to which Merger Sub will be merged with and into SPAC, with SPAC continuing as the surviving corporation of the Merger and a direct, wholly-owned subsidiary of New PubCo; (c) adopt and approve each other proposal either the SEC or Listing Exchange (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement, along with other proposals deemed necessary or appropriate for the Business Combination and (d) adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote. The Registration Statement / Proxy Statement will also include a proxy statement to be sent to SPAC public warrantholders in advance of a special meeting of the SPAC public warrantholders for the purposes of soliciting proxies from holders of SPAC public warrants to vote at such meeting to (a) approve and adopt an amendment to the terms of SPAC’s public warrants so that each public warrant will be convertible into the right to receive a cash payment of $0.50 upon the Closing (the “Warrant Amendment Proposal”) and (b) adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Warrant Amendment Proposal. The Warrant Amendment Proposal will only become effective if the Business Combination is completed.

Stock Exchange Listing

SPAC will use its reasonable best efforts to ensure SPAC remains listed as a public company on the New York Stock Exchange (the “NYSE”) or The Nasdaq Global Market (“Nasdaq”). As promptly as reasonably practicable after the date of the Business Combination Agreement and prior to the Closing Date, New PubCo will apply for the New PubCo Common Stock and New PubCo Public Warrants to be approved for, listing on the NYSE or Nasdaq, as applicable.

Certain Related Agreements

New PubCo Registration Rights and Lock-up Agreement

At the Closing, New PubCo will enter into the New PubCo Registration Rights and Lock-up Agreement with the Target Companies, Sponsor and the Target Company Equityholders (the “New PubCo Registration Rights and Lock-up Agreement”). Pursuant to the terms of the New PubCo Registration Rights and Lock-up Agreement, the Target Companies, Sponsor and the Target Company Equityholders will be entitled to certain piggyback registration rights and customary demand registration rights.

The New PubCo Registration Rights and Lock-up Agreement provides that New PubCo will agree that within 30 calendar days after the Closing, New PubCo will use commercially reasonable efforts to file with the SEC a shelf registration statement. New PubCo will use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty calendar days after the filing thereof (or ninety calendar days after the filing thereof if the SEC notifies New PubCo that it will “review” the registration statement) and (ii) five business days after the date New PubCo is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review; and New PubCo will not be subject to any form of monetary penalty for its failure to do so.

The New PubCo Registration Rights and Lock-up Agreement also provides for certain lockup restrictions on certain lock-up shares. Pursuant to the New PubCo Registration Rights and Lock-up Agreement, the Company Equityholders (together with their respective successors and any permitted transferees) and Sponsor (together with its respective successors and any permitted transferees) agreed to be subject to a 365 day lock-up from the Closing Date. Such lock-up restrictions are subject to certain customary exceptions, and an early-release provision if the closing price of the New PubCo Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

Notwithstanding the lock-up provided for in the New PubCo Registration Rights and Lock-up Agreement, ZB Limited may sell an amount of its shares of New PubCo Common Stock during the period starting on the first business day of the second month of the calendar year immediately following the Closing and ending on April 15th of the calendar year immediately following the Closing (or, if such date is not a business day, the first business day following such date) (such date, the “Limited Early Release End Date”) in an aggregate amount equal to $3,000,000 less any amount paid in cash by New PubCo or Sponsor pursuant to the terms of the Reimbursement Obligations. Any shares of New PubCo Common Stock that are not sold on or prior to the Limited Early Release End Date will, as of the day following the Limited Early Release End Date, be subject to the lock-up restrictions set forth in the New PubCo Registration Rights and Lock-up Agreement.

The foregoing description of the New PubCo Registration Rights and Lock-up Agreement is qualified in its entirety by reference to the full text of the New PubCo Registration Rights and Lock-up Agreement, a form of which will be filed with the SEC as an exhibit to a subsequent amendment to this Current Report on Form 8-K, or to a subsequent Quarterly Report on Form 10-Q and/or Annual Report on Form 10-K.

Contribution and Exchange Agreement

Concurrently with the execution of the Business Combination Agreement, New PubCo and the Target Company Equityholders entered into the Contribution and Exchange Agreement (the “Contribution and Exchange Agreement”), pursuant to which, among other things, (i) Rosenberg will contribute 100% of the outstanding common stock of CCRF and 100% of the outstanding common stock of Unifund Corp beneficially owned by Rosenberg prior to the Contributions and Exchanges in exchange for the issuance of New PubCo Common Stock to Rosenberg, (ii) Rosenberg, not individually but solely as trustee of TER Trust, will contribute 100% of the interests in Payce beneficially owned by TER Trust to New PubCo in exchange for the issuance of New PubCo Common Stock to TER Trust, (iii) ZB Limited will contribute all of its equity interests in each of Holdings, USV, DAP I and DAP IV to New PubCo in exchange for the issuance of New PubCo Common Stock to ZB Limited and (iv) immediately thereafter, New PubCo will contribute the equity interests in each of Holdings and USV to CCRF, and, as a result of the foregoing Contributions and Exchanges, New PubCo will directly own (a) 100% of the outstanding equity interests of CCRF and 100% of the outstanding equity interests in Unifund Corp beneficially owned by Rosenberg prior to the Contributions and Exchanges, (b) 100% of the outstanding equity interests in Payce beneficially owned by TER Trust prior to the Contributions and Exchanges and (c) 100% of the outstanding equity interests in DAP I and DAP IV beneficially held by ZB Partnership prior to the Contributions and Exchanges (constituting 25% of the outstanding Equity Interests of each of DAP I and DAP IV), and CCRF will own 100% of the outstanding equity interests in each of Holdings and USV.

The foregoing description of the Contribution Agreement is qualified in its entirety by reference to the full text of the Contribution and Exchange Agreement, a form of which will be filed with the SEC as an exhibit to a subsequent amendment to this Current Report on Form 8-K, or to a subsequent Quarterly Report on Form 10-Q and/or Annual Report on Form 10-K.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Sponsor entered into the Sponsor Support Agreement, pursuant to which Sponsor agreed to, among other things, (i) support and vote all of its SPAC common stock to adopt and approve the Business Combination Agreement and the other documents contemplated by the Sponsor Support Agreement and the Transactions, (ii) comply with certain transfer restrictions applicable to its SPAC common stock, (iii) subject to and conditioned upon the occurrence of Closing, waive any adjustment to the conversion ratio set forth in the existing organizational documents or any other anti-dilution or similar protection with respect to Class B common stock (and any other equity securities of SPAC or New PubCo for which Class B common stock are exchanged or converted), (iv) forfeit a number of shares of SPAC Class B common stock held by Sponsor immediately prior to the Closing and (v) subject a specified number of shares of New PubCo Common Stock issuable upon exchange of shares of SPAC Class B common stock to a performance-based vesting schedule.

The Sponsor Support Agreement will automatically terminate, without any notice or action on the part of a party, upon the valid termination of the Business Combination Agreement.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which will be filed with the SEC as an exhibit to a subsequent amendment to this Current Report on Form 8-K, or to a subsequent Quarterly Report on Form 10-Q and/or Annual Report on Form 10-K.

Target Company Equityholder Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Target Company Equityholders entered into a Company Holder Support Agreement (the “Company Holder Support Agreement”), pursuant to which the Target Company Equityholders have agreed to, among other things, (i) support and vote (whether pursuant to a dully convened meeting of the Target Company Equityholders or pursuant to an action by written consent of the Target Company Equityholders) in favor of the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby, including the Contributions and Exchanges, (ii) consummate, or cause the Target Companies to consummate, the Reorganization, (iii) be bound by certain transfer restrictions with respect to New PubCo Common Stock and (iv) take any actions necessary to effect the transactions, including the Reorganization and the Contributions and Exchanges.

The Company Holder Support Agreement will automatically terminate, without any notice or action on the part of a party, upon the valid termination of the Business Combination Agreement.

The foregoing description of the Company Holder Support Agreement is qualified in its entirety by reference to the full text of the Company Holder Support Agreement, a copy of which will be filed with the SEC as an exhibit to a subsequent amendment to this Current Report on Form 8-K, or to a subsequent Quarterly Report on Form 10-Q and/or Annual Report on Form 10-K.

Forward-Looking Statements

This Current Report on Form 8-K (this “Report”) contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Target Company group (referred to herein, collectively, as “Unifund”) and SPAC, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the future financial condition and performance of Unifund and the expected financial impacts of the Business Combination (including future revenue and pro forma enterprise value) on Unifund and its platforms, markets, expected future growth and market opportunities. Unifund’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. When used in this Report, the words “estimate,” “project,” “budget,” “expect,” “anticipate,” “forecast,” “plan,” “intend,” “believe,” “seeks,” “may,” “will,” “could,” “predicts,” “potential,” “should,” “future,” “propose,” “continue,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Although these forward-looking statements are based on assumptions that Unifund and SPAC believe are reasonable, these assumptions may be incorrect and are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond Unifund’s or SPAC’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include (i) the inability to complete the Business Combination in a timely manner or at all (including due to the failure to receive required stockholder approvals, failure to receive governmental or regulatory approvals or the failure of other closing conditions); (ii) the risk that the Business Combination may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPAC; (iii) the inability to recognize the anticipated benefits of the Business Combination or the failure or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (iv) the inability to obtain or maintain the listing of SPAC’s securities on a national securities exchange; (v) costs related to the Business Combination; (vi) the effect of the announcement or pendency of the Business Combination on Unifund’s business or employee relationships, operating results and business generally; (vii) the risk of difficulties in retaining employees of Unifund as a result of the Business Combination; (viii) the risk that the Business Combination disrupts current plans and operations of Unifund; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement relating to the Business Combination; (x) the potential inability of Unifund to manage growth effectively and execute business plans and meet projections; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and the ability to identify and realize additional opportunities; (xii) potential litigation involving SPAC or Unifund, including the outcome of any legal proceedings that may be instituted against Unifund or SPAC related to the business combination agreement or the Business Combination; (xiii) changes in applicable laws or regulations affecting Unifund’s business, particularly with respect to regulations enacted by the Federal Trade Commission and Consumer Financial Protection Bureau; (xiv) risks related to the uncertainty of Unifund’s projected financial information; (xv) general economic and market conditions impacting demand for Unifund’s services, and in particular economic and market conditions in the financial services industry in the markets in which Unifund operates; and (xvi) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in SPAC’s other filings with the SEC. Neither SPAC nor Unifund gives any assurance that any of SPAC, Unifund or the combined company will achieve expectations.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SPAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and Unifund and SPAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the Business Combination, New PubCo intends to file a registration statement on Form S-4 relating to the Business Combination with the SEC (the “Registration Statement”), which will include a proxy statement/prospectus that will be sent to all SPAC stockholders in connection with SPAC’s solicitation of proxies for the vote by SPAC’s stockholders regarding the proposed Business Combination and related matters, as will be described in the Registration Statement, and including a prospectus relating to, among other things, the securities to be issued by New PubCo in connection with the proposed Business Combination. Each of New PubCo and SPAC will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SPAC AND UNIFUND ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC BY SPAC OR NEW PUBCO IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SPAC or New PubCo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SPAC may be obtained free of charge from SPAC’s website at www.belayoneverest.com or by written request to SPAC at Everest Consolidator Acquisition Corporation, 4041 MacArthur Boulevard, 4th Floor, Newport Beach, California 92660.

Participants in the Solicitation

SPAC, Unifund and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus when available. For information regarding SPAC’s directors and executive officers, please see SPAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by SPAC and New PubCo from time to time with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This Report is for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor a solicitation of a proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Everest Consolidator Acquisition Corporation

Date: May 22, 2023	By:	/s/ Adam Dooley
	Name:	Adam Dooley
	Title:	Chief Executive Officer